EXHIBIT 99.3

September 28, 2007
The Board of Directors
Washington Group International
720 Park Boulevard
Boise, ID 83729
Dear Members of the Board of Directors,
We were surprised to read about our meeting with representatives of Goldman Sachs in the S-4 first filed with the SEC on September 18, 2007.
We were pleased to meet with Goldman Sachs and to continue a dialogue with any parties to the proposed transaction. Greenlight Capital’s interest lies in the best long-term outcome for our investment in Washington Group, and we wish to make the most informed decision possible. Contrary to the description in the S-4 filings, our meeting with Goldman Sachs did not help us become more informed.
Our meeting on August 29, 2007 with Goldman Sachs was unusual. Presuming the meeting was intended to help us become better informed, we were surprised the Goldman bankers brought no documents or notes with them. They did not offer us their business cards, nor even introduced themselves with their first and last names.
The Goldman representatives began by telling us they “couldn’t understand” a number of items in our letter. We offered to walk through their questions one by one. Instead, their “questions” boiled down to accusing us of presenting earnings estimates above management’s. We indicated that management has a history of conservative forecasting for managing Wall Street and internal expectations. Goldman indicated that it understood and agreed with that history, but did not take it into account in its fairness opinion. They indicated that it was not Goldman’s job to take management forecasts and make them more aggressive.
Goldman then explained that Washington Group management is not comfortable with leverage, that our earnings estimates are higher than management’s, and that the transaction consideration is a high multiple for Washington Group. None of that information was different from the material in Goldman Sachs’s fairness opinion in the preliminary proxy. Goldman also offered no additional supporting information to help convince us of their views.

Finally, Goldman suggested that if the merger is voted down, Washington Group’s stock might fall. They appeared to be taunting us with the potential for short-term poor investment performance. We reminded them that we are long-term investors that have held this investment for half a decade. We indicated that since the deal was announced, the arbitrage spread between Washington Group shares and the value of the deal implied by URS’s shares has been consistently low. We believe this indicates the market expects either the merger consideration will be increased or the deal will be rejected, thus removing the artificial ceiling on Washington Group’s shares imposed by the thrifty price URS has offered to pay. We agreed with Goldman to disagree on this point.
We suggested that since we arrived at our forecasts of Washington Group’s earnings based on information that appears to be at odds with what management told Goldman, the best way to resolve the discrepancy might be to have a follow-up group meeting with representatives of Goldman and management to rigorously review the assumptions underlying the forecasts. Goldman agreed this might be useful and assured us they would follow-up. We have heard nothing since then.
Our opinion remains unchanged that Washington Group’s substantial growth prospects are not being adequately compensated in the proposed merger consideration. We continue to believe it is in the best interest of Washington Group shareholders to reject the merger, as proposed.
Washington Group’s Board of Directors should not presume that our meeting led to a change in Greenlight’s opinion or intentions to vote against the proposed merger.
Sincerely,

David Einhorn
President
Greenlight Capital, Inc.